November 7, 2006

Mr. Jeffrey Gordon
Staff Accountant
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E., Stop 7010
Washington, D.C. 20549

Re:	Form 8-K Item 4.01 filed November 3, 2006
File #1-07986

Dear Mr. Gordon:

On behalf of Kent Financial Services, Inc. ("Kent"), I am writing in response to your comments received in your letter dated November 6, 2006.

On November 6, 2007 we filed an amendment to our Form 8-K that included the response from our former accountants indicating their agreement with our disclosures. This response was provided as Exhibit 16.1 in our filing.

We acknowledge that:
•	Kent is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•	Kent may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you or other members of the staff have any further comments or questions, please do not hesitate to contact me.

Sincerely

/s/ Bryan P. Healey

Bryan P. Healey, CPA
Chief Financial Officer